EXHIBIT 99.1

B Communications Ltd. Provides an Update Regarding a Possible Offer to Purchase Some of Its 7⅜% Senior
Secured Notes with the Proceeds of its Recent Sale of Bezeq Shares

Ramat Gan, Israel - February 8, 2016 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) (the “Company”) announces, further to the completion of the sale of 115,500,000 Bezeq shares, as follow:

Under the terms of the Indenture for the Company’s 7⅜% Senior Secured Notes (the "Notes"), the net proceeds of the Company’s recent sale of Bezeq shares were deposited in a "Lockbox Account". The Company must make an offer to the holders of the Notes within 365 days of receipt of the proceeds to purchase the maximum principal amount of Notes that may be purchased with such proceeds at a cash offer price equal to at least 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of purchase.

Below is an excerpt of certain of the relevant sections from the Indenture governing the Notes:

"All Net Available Cash from such Shares Disposition shall be deposited into the Lockbox Account promptly upon receipt thereof by the Issuer or any Restricted Subsidiary. To the extent that the aggregate Net Available Cash from all Share Dispositions equals or exceeds NIS 30 million, the Issuer shall make an offer within 365 days of receipt of such Net Available Cash (‘‘Disposition Offer’’)….. to all holders of Notes and, to the extent required by the terms of other outstanding Pari Passu Indebtedness of the Issuer or any Guarantor that is secured on the Collateral with similar provisions requiring the Issuer or such Guarantor to make an offer to purchase or repay such Pari Passu Indebtedness with such Net Available Cash (‘‘Other Shares Disposition Indebtedness’’), to the holders of Other Shares Disposition Indebtedness, to purchase the maximum principal amount of Notes and any such Other Shares Disposition Indebtedness to which the Disposition Offer applies that may be purchased out of or repaid with 100% of the Net Available Cash from such Shares Disposition (such Net Available Cash, ‘‘Shares Disposition Proceeds’’), at an offer price in cash in an amount equal to 100% of the principal amount of the Notes and Other Shares Disposition Indebtedness plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture…."

“We currently intend to make our Disposition Offer at some point over the near few months, in line with the requirements of the Indenture, although no final decision as to timing or pricing has been made. Given that we believe that our Notes trade at a significant premium to par, we are evaluating our options and are considering the possibility of using some of our additional available cash to increase the offer price to a price more in line with the current market and trading conditions. In the interim period, the proceeds from the sale of the Bezeq shares will be invested in investment grade debt instruments, as permitted under the term of the Indenture,” said Doron Turgeman, CEO of B Communications.

www.bcommunications.co.il

http://ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

ISRAEL

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

INTERNATIONAL

Philip Carlson / Brad Nelson – KCSA

bcom@kcsa.com  / Tel: +1-212-896-1233 / 1217